KIRKLAND LAKE GOLD ENTERS INTO AGREEMENT TO ACQUIRE SHARES OF NOVO RESOURCES CORP.

Toronto, Ontario – May 10, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to announce that it has entered into a share purchase agreement with Artemis Resources Limited (“Artemis”) to acquire 4,000,000 common shares (the “Shares”) of Novo Resources Corp. (“Novo”) at a price of C$5.00 per Share for a total purchase price of C$20,000,000 (the “Acquisition”). The Acquisition is scheduled to close on or before May 31, 2018.

Currently, the Company holds 25,830,268 Shares and 14,000,0000 Novo common share purchase warrants (the “Warrants”), representing an approximate 16.33% undiluted interest and an approximate 23.14% partially diluted interest in Novo, assuming the exercise of the Warrants. Upon closing of the Acquisition, assuming there is no change in the issued and outstanding share capital of Novo as of the date hereof, Kirkland Lake Gold will hold 29,830,268 Shares and 14,000,000 Warrants, representing approximately 18.86% of the outstanding common shares of Novo on an undiluted basis and approximately 25.46% of the outstanding shares on a partially diluted basis, assuming the exercise of the Warrants.

Pursuant to a prior agreement entered into between Artemis and Novo, the Shares are subject to a contractual restriction on resale until August 23, 2018. Accordingly, pursuant to the share purchase agreement closing of the Acquisition is subject to certain conditions, including the written consent of Novo to the sale of the Shares and the Company has agreed to be bound to the resale restrictions in favour of Novo until August 23, 2018.

The Shares are being acquired for investment purposes. Kirkland Lake Gold has a long-term view of the investment and may acquire additional securities either on the open market or through private acquisitions, subject to the receipt of all necessary regulatory and/or shareholder approvals, as required, or sell the securities either on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors. Kirkland Lake Gold is relying on the private agreement exemption in section 4.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids, in connection with the Acquisition.

This press release is being issued in pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with the regulatory authorities in each jurisdiction in which Novo is a reporting issuer containing information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will be filed on Novo’s profile on SEDAR and may also be obtained by contacting the Company at 416-840-7884 or by email at info@klgold.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer that in 2018 is targeting over 620,000 ounces of gold production from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com. Included in available information are the Company’s consolidated financial statements, management’s discussion and analysis (“MD&A”) and Form 40-F for the year ended December 2017, as well as all quarterly financial statements and MD&As. These documents are filed with regulators, and are also available at www.sedar.com and www.sec.gov/edgar. Hard copies are available upon request by contacting +1-416-840-7884 or by email at info@klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance, the anticipated closing of the Acquisition, and potential future purchases or sales of securities of Novo. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Novo properties; future exploration activities planned at the Novo properties; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2017 and 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884, E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@klgold.com